SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                              _____________________

                                 AMENDMENT NO. 2

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         ASIA PACIFIC RESOURCES LIMITED
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    044902104
                                 (CUSIP Number)

                                 Daniel R. Mintz
                      Olympus Capital Holdings Asia I, L.P.
                               One Exchange Square
                                   Suite 3406
                                Hong Kong, China
                                 (852) 2140-0500

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 1, 2002
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but
  ---
shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 044902104

     (1)     NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             OLYMPUS CAPITAL HOLDINGS ASIA I, L.P.

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     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a)  [ ]
                                                    (b)  [x]
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     (3)     SEC USE ONLY

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     (4)     SOURCE OF FUNDS **

                         OO and WC
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     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

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     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
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                 (7)     SOLE VOTING POWER

                 275,022,789
                 ---------------------------------------------------------------
NUMBER OF        (8)     SHARED VOTING POWER
SHARES
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         (9)     SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH      275,022,789
                 ---------------------------------------------------------------
                 (10)    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              275,022,789
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     (12)     CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      58.9%
--------------------------------------------------------------------------------
     (14)     TYPE OF REPORTING PERSON **
                                       PN
--------------------------------------------------------------------------------

                    **  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

     This statement on Schedule 13D (the "Statement") hereby amends the Schedule
                                          ---------
13D filed on August 24, 1998 (the "Original 13D") by Olympus Capital Holdings
                                   ------------
Asia I, L.P., a company organized under the laws of the Cayman Islands ("Olympus" or the "Reporting Person"), as amended by Amendment No. 1 to Schedule
  -------          ----------------
13D filed on July 31, 2000 with respect to the beneficial ownership of common shares, no par value, of Asia Pacific Resources Limited, a company continued under the laws of New Brunswick, Canada.

     The Items of the Original 13D, as amended, set forth below are hereby amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER

     The title of the class of equity securities to which this Statement relates is the common shares, no par value (the "Common Shares"), of Asia Pacific
                                         -------------
Resources Limited, a company continued under the laws of New Brunswick, Canada (the "Company"). The address of the Company's principal executive office is
      -------
Suite 615, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

ITEM 2.     IDENTITY AND BACKGROUND

     Olympus, a private investment partnership, is a Cayman Islands limited partnership. The address of Olympus's principal business and principal office is One Exchange Square, Suite 3406, Hong Kong, China.

     Information regarding the control persons and executive officers of Olympus is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. All such persons are citizens of the United States.

     During the last five years neither Olympus nor, to the best knowledge of Olympus, any person named in Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 1, 2002, Olympus acquired 224,684,289 Common Shares of the Company in connection with the conversion of the Company's 10% secured convertible debentures, series 1 (the "Convertible Debentures") pursuant to the terms of the
                           ----------------------
Trust Indenture dated July 24, 1998 between the Company and Pacific Corporate Trust Company, as amended (the "Trust Indenture") and various support agreements
                                ---------------
entered into with the Company in connection with such conversion (the "Support
                                                                       -------
Agreements").  As of the date of conversion of the debentures (the "Debenture
----------                                                          ---------
Conversion"), the aggregate amount of principal, interest and premium due to
----------
Olympus in respect of the Convertible Debentures held by it was US$28,187,716.60 (C$44,936,857.80).

     In addition, on April 1, 2002, Olympus acquired 25,000,000 Common Shares of the Company and warrants to acquire 25,000,000 Common Shares for a purchase price of US$3,136,369.34 (C$5,000,000). These additional Common Shares were purchased pursuant to the terms of a letter agreement between Olympus, Crew Development Corporation ("Crew") and the Company dated as of February 4, 2002
                          ----
(the "Olympus Standby Commitment").  Olympus purchased these additional Common
      --------------------------
Shares with working capital.

ITEM 4.     PURPOSE OF TRANSACTION

     Olympus acquired the Common Shares pursuant to the Debenture Conversion and the Olympus Standby Commitment for general investment purposes and retains the right to change its investment intent. Subject to market conditions and other factors, Olympus may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

     In connection with the Debenture Conversion, the Company issued an aggregate of 312,971,396 Common Shares for Convertible Debentures having US$39,263,755.61 (C$62,594,279.20) aggregate amount of principal, interest and premium due. Olympus acquired 224,684,289 Common Shares in connection with the Debenture Conversion for US$28,187,716.60 (C$44,936,857.80) aggregate amount of principal, interest and premium due.

     Pursuant to the Support Agreements, certain shareholders of the Company and Olympus have agreed to the following restrictions on shares held by them following the Debenture Conversion, which will apply except where an offer or proposal is made to the shareholders of the Company generally:

     Each of John Darch ("Darch") (together with his associates and affiliates),
                          -----
Crew (together with its associates and subsidiaries), Olympus and the other former debentureholders agreed:

     (a) for a period of two months following the Debenture Conversion, not to sell any of their Common Shares;

     (b) for a period of 18 months following the Debenture Conversion, not to sell, during any six month period, more than one-third of the Common Shares held by each of them, respectively, following the conversion (excluding any Common Shares acquired upon the exercise of warrants); and

     (c) for a period of 18 months following the Debenture Conversion, not to sell Common Shares comprising 10% or more of the outstanding Common Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade.

     The Support Agreements also provide that the size of the Company's board of directors (the "Board") shall initially comprise five members, consisting of
                -----
three nominees as representatives of Olympus and two nominees as representatives of management. The Support Agreements further provide that upon completion of the Debenture Conversion and at the request of Olympus, the Board shall be increased to seven members, consisting of four nominees as representatives of Olympus and three nominees as representatives of management.

     In addition, Olympus and the other former debentureholders entered into a voting agreement (the "Voting Agreement") pursuant to which such former
                       ----------------
debentureholders will vote, as directed by Olympus, in respect of:

     1) the slate of directors put forward by Olympus for election at the Company's shareholder meetings from time-to-time provided such former debentureholders have no positive obligation to vote in favor of any management nominees or nominees of Crew;

     2)   any proposed amendments to the Memorandum and Articles of the Company;

     3)   approval of any stock options or other executive compensation plan;

     4)   the appointment of auditors; and

     5) any other fundamental changes in the Company requiring shareholder approval.

     In connection with the Debenture Conversion, the Company completed a rights offering pursuant to which 69,160,265 Common Shares and warrants to acquire 69,160,265 Common Shares were issued for US$8,676,485.38 (C$13,832,053) in gross proceeds to the Company (in each case including amounts subscribed to by Olympus and Crew, as described below) (the "Rights Offering"). In connection with the
                                    ---------------
Rights Offering, Olympus (pursuant to the Olympus Standby Commitment) and Crew each agreed to subscribe (subject to certain conditions) for up to C$10 million in Common Shares and warrants in the Rights Offering.

     The conformed Support Agreement with Olympus (including as exhibits the Crew Support Agreement and Darch Support Agreement), the Olympus Standby Commitment and the Voting Agreement are incorporated by reference herein and are filed as Exhibits 1, 2 and 3 respectively.

     The description contained in this Statement of the Trust Indenture, the Support Agreements, the Voting Agreement, the Olympus Standby Commitment and other related documents and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to such documents.

     Olympus has no plan or proposal which relates to or would result in any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.(1)

     (a) Olympus beneficially owns 275,022,789 Common Shares of the Company (including warrants owned by Olympus).

     (b) Olympus has the sole power to vote, direct the voting of, dispose of and direct the disposition of 275,022,789 Common Shares of the Company (58.9% assuming exercise of the warrants owned by Olympus).

     (c) Except as described in Item 4 above, neither Olympus nor, to the best knowledge of Olympus, any of the persons referred to in Schedule I attached hereto has effected any transactions in the Common Shares during the past 60 days.

     (d) Olympus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by it.

     (e)     Not applicable.

(1) In addition to the Common Shares beneficially owned by Olympus, Olympus may be deemed to have shared power to vote or direct the vote of the shares held by the former debentureholders pursuant to the Voting Agreement, as described in
Item 4. As a result of the Voting Agreement, Olympus and such other persons may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the
                                                  ------------
present filing nor anything contained herein shall be construed as an admission that Olympus and such other persons constitute a "person" or "group" under
Section 13(d) of the Exchange Act. Olympus disclaims beneficial ownership of any shares beneficially owned by each other former debentureholder, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to Item 4 of this Schedule, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule and between such persons and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Conformed Support Agreement between Olympus and the Company (including as exhibits the conformed Crew Support Agreement and the conformed Darch Support Agreement)

          2.   Voting Agreement between Olympus and the other debentureholders

          3.   Olympus Standby Commitment dated as of February 4, 2002

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of Olympus, Olympus certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 10, 2002

                                        OLYMPUS CAPITAL HOLDINGS ASIA I, L.P.

                                        By: Olympus Capital Holdings Asia, L.P.,
                                            General  Partner

                                        By: Olympus  Capital  GP  Corporation,
                                            General  Partner

                                        By:  /s/  Terrye Dewey
                                           -------------------------------------
                                        Name:  Terrye Dewey
                                        Title:  Chief Financial Officer

                                                                      SCHEDULE I

         CONTROL PERSONS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     The names, present principal occupations and business addresses of the control persons and executive officers of Olympus are set forth below. The control person's or executive officer's business address is that of Olympus. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Olympus. Each of the named individuals is a citizen of the United States of America.


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Olympus Capital Holdings Asia, L.P.  General Partner of Reporting Person

Olympus Capital GP Corporation       General Partner of Olympus Capital
                                     Holdings Asia, L.P.

Olympus Capital Holdings Asia        Investment Manager of Reporting Person

Daniel R. Mintz                      Director of Olympus Capital GP
                                     Corporation, Managing Director of
                                     Olympus Capital Holdings Asia

Lawrence Miao                        Director of Olympus Capital GP
                                     Corporation, Managing Director of
                                     Olympus Capital Holdings Asia

Frederick Long                       Director of Olympus Capital GP
                                     Corporation, Managing Director of
                                     Olympus Capital Holdings Asia